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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

        Under the Securities Exchange Act of 1934

EXCO RESOURCES, INC. (Name of Issuer)
Common Stock, par value $0.02 per share 5% Convertible Preferred Stock, par value $0.01 per share (Title of Class of Securities)
269279 20 4 269279 30 3 (CUSIP Number)

Brian M Lidji
Sayles, Lidji & Werbner
A Professional Corporation
4400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270
(214) 939-8700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 23, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No.	Common Stock: 269279204 Preferred Stock: 269279303	13D	Page 2 of 9 Pages

(1)	Names of Reporting Persons. Douglas H. Miller

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 858,672 (1)(2)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 858,672 (1)(2)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 858,672 (1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☒(1)

(13)	Percent of Class Represented by Amount in Row (11) 7.0% (1)(2)(3)

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
The number reported does not include 16,500 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), owned by The Miller Children's Trust, a Trust created by the Reporting Person. The Reporting Person is neither the Trustee nor a beneficiary of The Miller Children's Trust.

(2)
The number reported includes 576,900 shares of Common Stock, 91,772 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 190,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(3)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock and Preferred Stock that the Reporting Person may be deemed to beneficially own bears to the total number of shares of Common Stock and Preferred Stock outstanding as of June 30, 2002, as stated in the Issuer's quarterly report on Form 10-Q filed on August 14, 2002, plus the 190,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.
CUSIP No.	Common Stock: 269279204 Preferred Stock: 269279303	13D	Page 3 of 9 Pages

(1)	Names of Reporting Persons. T. W. Eubank

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 263,114 (1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 263,114 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 263,114 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.2% (1)(2)

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
The number reported includes 144,077 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 9,037 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 110,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock and Preferred Stock that the Reporting Person may be deemed to beneficially own bears to the total number of shares of Common Stock and Preferred Stock outstanding as of June 30, 2002, as stated in the Issuer's quarterly report on Form 10-Q filed on August 14, 2002, plus the 110,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

SCHEDULE 13D

Item 1. Security and Issuer

        This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the Common Stock (the "Common Stock"), $0.02 par value per share, of EXCO Resources, Inc., a Texas corporation (the "Issuer") and the Issuer's 5% Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"). Shares of the Common Stock and shares of the Preferred Stock are voted on an equal basis, and the Preferred Stock is convertible into shares of the Common Stock on a one-to-one basis. Therefore, for purposes of this Statement, unless otherwise stated herein, shares of the Common Stock and shares of the Preferred Stock are treated together and referred to as "EXCO Stock." The principal executive offices of the Issuer are located at 6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206.

Item 2. Identity and Background

        This Statement is being jointly filed by each of Douglas H. Miller ("Mr. Miller") and T. W. Eubank ("Mr. Eubank"). Collectively the foregoing persons are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons."

        Mr. Miller originally filed a statement of beneficial ownership on December 18, 1997; which statement was amended on December 22, 1997, August 20, 1998, September 24, 1998, February 11, 2002, August 7, 2002, and August 8, 2002. The inclusion of Mr. Miller in this Statement serves as the 7th amendment to his previous statement on Schedule 13D and fully restates his previous statement.

        Mr. Eubank originally filed a statement of beneficial ownership on January 8, 1998; which statement was amended on August 20, 1998. The inclusion of Mr. Eubank in this Statement serves as the 2nd amendment to his pervious statement on Schedule 13D and fully restates his previous statement.

        Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to such person's EXCO Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of EXCO Stock with the purpose (together with the other Reporting Persons) of acting in concert with Mr. Miller in his pursuit of a Buyout (as defined in Item 4 below); accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of EXCO Stock covered by this Statement. It is anticipated that additional individuals and entities may become Reporting Persons.

        None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        On September 15, 1998, Mr. Miller received a loan in the form of a promissory note from the Issuer for $450,000 (the "First Note") which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The loan is secured, pursuant to a pledge agreement which is attached hereto as Exhibit 99.2 and incorporated herein by reference, by a pledge of 75,000 shares of Mr. Miller's Common Stock. The Issuer loaned the money to Mr. Miller to enable him to exercise options granted to him under the 1998 Stock Option Plan. Mr. Miller is obligated to pay the Issuer accrued interest at the lower of either 6.8125% or the maximum nonusurious annual interest rate allowed under Texas law. The accrued interest must be paid annually on the anniversary of the loan date. The unpaid principal balance of the loan was due and payable on September 15, 2001. Mr. Miller renewed this loan on September 15, 2001. The terms of the loan remain the same, except that the unpaid principal balance of the loan is now due and payable on September 15, 2004, and the interest rate is now the lower of either 4.58% or the maximum nonusurious annual interest rate allowed under Texas law.

        On November 29, 1999, Mr. Miller received a loan in the form of a promissory note from the Issuer for $465,625 (the "Second Note") which is attached hereto as Exhibit 99.3 and incorporated herein by reference. The loan is secured, pursuant to a pledge agreement attached hereto as Exhibit 99.4 and incorporated herein by reference, by a pledge of 77,500 shares of Mr. Miller's Common Stock. The Issuer loaned the money to Mr. Miller to enable him to exercise options granted to him under the 1998 Stock Option Plan. Mr. Miller is obligated to pay the Issuer accrued interest at the lower of either 7.0% or the maximum nonusurious annual interest rate allowed under Texas law. The accrued interest must be paid annually on the anniversary of the loan date. The unpaid principal balance of the loan is due and payable on November 29, 2002.

        Mr. Miller also acquired shares of EXCO Stock through a combination of director fees, 401(k) contributions and personal funds.

        Mr. Eubank has acquired his shares of EXCO Stock through a combination of directors fees, 401(k) contributions and personal funds.

        Mr. Miller and Mr. Eubank may purchase additional shares of EXCO Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. Neither Mr. Miller nor Mr. Eubank currently has any definitive arrangements in place with respect to borrowed funds to finance future purchases of EXCO Stock.

Item 4. Purpose of Transaction

        Each of the Reporting Persons originally acquired such person's shares of EXCO Stock for investment purposes. However, on August 6, 2002, Mr. Miller submitted a written proposal to the Board of Directors of the Issuer pursuant to which Mr. Miller would acquire all of the outstanding shares of Common Stock not already owned by him for $17.00 per share in cash. Pursuant to the proposal, Mr. Miller would also acquire all of the Preferred Stock of the Issuer not already owned by him for a price between $17.00 and $18.05 per share in cash depending upon the closing date of the acquisition transaction, which the Issuer has been advised takes into account the remaining stated dividends and the mandatory conversion of the Preferred Stock on June 30, 2003 (such proposal, as it may be supplemented or amended is referred to as the "Miller Proposal").

        The proposal contemplates that the consummation of the proposed transaction is subject to: the execution of definitive merger and financing agreements, the approval of a special committee of independent directors (the "Special Committee"), the Board of Directors and the shareholders of the

Issuer, the receipt of satisfactory financing for the transaction, the receipt of a fairness opinion by the Special Committee, and the receipt of all necessary regulatory approvals. Mr. Miller has reserved the right to modify or withdraw the proposal.

        The exact form of the transaction has not yet been determined, but it is expected to be by merger. Mr. Miller and Mr. Eubank intend to contact certain shareholders, employees and directors of the Issuer to determine if they are interested in participating in the Miller Proposal. If Mr. Miller and Mr. Eubank believe that holders of 20% or more of the Issuer's currently outstanding voting stock would be interested in participating in the transaction, then they will take steps to form a "Buyout Group" composed of themselves and such shareholders. If a Buyout Group is formed, the Buyout Group may be deemed to own 20% or more of the Issuer's currently outstanding voting stock under Part 13 of the Texas Business Corporation Act ("Part 13"). Part 13 prevents a Texas corporation from engaging in a business combination with a person, or any affiliate or associate of a person, who is deemed under Part 13 to beneficially own 20% or more of such corporation's outstanding voting stock unless: (i) such business combination is approved by the corporation's board of directors prior to such person acquiring beneficial ownership of 20% or more of the corporation's outstanding voting stock; (ii) the acquisition of 20% or more of the corporation's outstanding voting stock is approved by the corporation's board of directors prior to such acquisition; or (iii) the business combination is approved by the affirmative vote of at least two-thirds of the corporation's outstanding voting shares not owned by such person or such person's affiliates or associates. Attached hereto as Exhibit 99.6, and incorporated herein by reference, is an agreement between the Issuer and Mr. Miller (the "Share Acquisition Agreement"), which agreement has been joined by Mr. Eubank. Pursuant to the Share Acquisition Agreement, the Issuer has approved the acquisition of 20% or more of the Issuer's outstanding voting stock by a Buyout Group for the Miller Proposal. Mr. Miller and Mr. Eubank intend to ask each officer, director, or employee of the Issuer who they approach about participating in the transaction to join the Share Acquisition Agreement before such persons are invited to participate and before such persons determine if they wish to participate in the Miller Proposal.

        In the event the Special Committee approves a transaction other than the Miller Proposal (an "Alternate Transaction") on terms that Mr. Miller or Mr. Eubank believe are superior to the Miller Proposal, then Mr. Miller and Mr. Eubank currently intend to support such a transaction and sell their EXCO Stock in such Alternate Transaction.

        If Mr. Miller or a Buyout Group, were to acquire all or a substantial majority of the outstanding shares of Common Stock and Preferred Stock held by other shareholders, the Common Stock and Preferred Stock could be delisted from trading on the NASDAQ National Market or any other exchange or inter-dealer quotation system. If Mr. Miller or a Buyout Group were to acquire all or a substantial majority of the outstanding shares of Common Stock and Preferred Stock held by other shareholders, the Common Stock and the Preferred Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

        IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF THE COMMON STOCK AND PREFERRED STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF THE ISSUER SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECUIRTY HOLDERS OF THE ISSUER CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

        This summary of Mr. Miller's proposal to the Board of Directors of the Issuer does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letter attached as Exhibit 99.5 hereto.

        Except as set forth in this Item 4, the Reporting Persons have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

        (a)  and (b): See items 7 through 11 on the cover page of this Report for each of the Reporting Persons. Together Mr. Miller and Mr. Eubank may be deemed to beneficially own 1,121,786 shares of EXCO Stock which, reflected in terms of a percentage of total outstanding EXCO Stock as of June 30, 2002 (as stated in the Issuer's quarterly report on From 10-Q filed on August 14, 2002), plus shares of Common Stock that Mr. Miller and Mr. Eubank may acquire pursuant to options granted under the Issuer's 1998 Stock Option Plan, is 9.1% of outstanding EXCO stock.

        (c):  On October 7, 2002, each of Mr. Miller and Mr. Eubank received 228 shares of Common Stock pursuant to the Issuer's 1998 Director Compensation Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Please see the description of the First and Second Notes and the related pledge agreements in Item 3 of this Statement.

        Each of Mr. Miller and Mr. Eubank have entered into the Share Acquisition Agreement with the Issuer as described in Item 4 of this Statement.

Item 7. Material to be filed as Exhibits

Exhibit A	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).
99.1
Promissory Note, dated September 15, 1998, by and between Douglas H. Miller, as maker, and EXCO Resources, Inc., as payee (filed as Exhibit 1 to Mr. Miller's third amendment to his statement of beneficial ownership on Schedule 13D on September 24, 1998).
99.2
Pledge Agreement, dated September 15, 1998, by and between Douglas H. Miller, as pledgor, and EXCO Resources, Inc., as the secured party (filed as Exhibit 2 to Mr. Miller's third amendment to his statement of beneficial ownership on Schedule 13D on September 24, 1998).
99.3
Promissory Note, dated November 29, 1999, by and between Douglas H. Miller, as maker, and EXCO Resources, Inc., as payee (filed as Exhibit 1 to Mr. Miller's fourth amendment to his statement of beneficial ownership on Schedule 13D on February 11, 2002).
99.4
Pledge Agreement, dated November 29, 1999, by and between Douglas H. Miller, as pledgor, and EXCO Resources, Inc., as the secured party (filed as Exhibit 2 to Mr. Miller's fourth amendment to his statement of beneficial ownership on Schedule 13D on February 11, 2002).
99.5
Letter of Proposal from Douglas H. Miller to the Board of Directors and the Special Committee of EXCO Resources, Inc. dated August 6, 2002 (filed as Exhibit 99.1 to Mr. Miller's fifth amendment to his statement of beneficial ownership on Schedule 13D on August 7, 2002).
99.6	Agreement between Douglas H. Miller and EXCO Resources, Inc. dated as of October 14, 2002.
99.7	Joinder of T. W. Eubank to that certain Agreement between Douglas H. Miller and EXCO Resources, Inc. dated as of October 23, 2002.

SIGNATURE

        After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

        KNOW ALL ME BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas H. Miller and T. W. Eubank and each of them, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do our cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, this Schedule 13D has been signed by the following persons on October 24, 2002.

/s/ Douglas H. Miller
Douglas H. Miller

/s/ T. W. Eubank
T. W. Eubank

APPENDIX A

NAME	OCCUPATION	BUSINESS OR RESIDENCE ADDRESS	CITIZENSHIP
Douglas H, Miller	Chairman of the Board and Chief Executive Officer of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA
T. W. Eubank	President, Treasurer and Director of the Issuer	6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206	USA

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).
99.1
Promissory Note, dated September 15, 1998, by and between Douglas H. Miller, as maker, and EXCO Resources, Inc., as payee (filed as Exhibit 1 to Mr. Miller's third amendment to his statement of beneficial ownership on Schedule 13D on September 24, 1998).
99.2
Pledge Agreement, dated September 15, 1998, by and between Douglas H. Miller, as pledgor, and EXCO Resources, Inc., as the secured party (filed as Exhibit 2 to Mr. Miller's third amendment to his statement of beneficial ownership on Schedule 13D on September 24, 1998).
99.3
Promissory Note, dated November 29, 1999, by and between Douglas H. Miller, as maker, and EXCO Resources, Inc., as payee (filed as Exhibit 1 to Mr. Miller's fourth amendment to his statement of beneficial ownership on Schedule 13D on February 11, 2002).
99.4
Pledge Agreement, dated November 29, 1999, by and between Douglas H. Miller, as pledgor, and EXCO Resources, Inc., as the secured party (filed as Exhibit 2 to Mr. Miller's fourth amendment to his statement of beneficial ownership on Schedule 13D on February 11, 2002).
99.5
Letter of Proposal from Douglas H. Miller to the Board of Directors and the Special Committee of EXCO Resources, Inc. dated August 6, 2002 (filed as Exhibit 99.1 to Mr. Miller's fifth amendment to his statement of beneficial ownership on Schedule 13D on August 7, 2002).
99.6	Agreement between Douglas H. Miller and EXCO Resources, Inc. dated as of October 14, 2002.
99.7	Joinder of T. W. Eubank to that certain Agreement between Douglas H. Miller and EXCO Resources, Inc. dated as of October 23, 2002.

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SCHEDULE 13D
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits
SIGNATURE
APPENDIX A
EXHIBIT INDEX